SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 30)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Thomas M. Clay

Estate of Landon Thomas Clay

Brian James

c/o East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,298,745 shares of Common Stock(1)
	8	SHARED VOTING POWER 21,339,005 shares of Common Stock(2)
	9	SOLE DISPOSITIVE POWER 115,298,745 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER 21,339,005 shares of Common Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 136,637,750 shares of Common Stock(1, 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 6,658,116 shares of common stock (“Common Stock”) of Golden Queen Mining Co. Ltd. (the “Company” or “Golden Queen”) held directly by Mr. Thomas M. Clay, (ii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, and (iii) 108,499,796 shares of Common Stock held by the Estate of Landon Thomas Clay (the “Estate”), for which Mr. Thomas M. Clay is the executor. Mr. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock held by the Estate.

(2)	Includes (i) 807,250 shares of Common Stock held by Arctic Coast Petroleums, Ltd. (“Arctic Coast”), for which Mr. Thomas M. Clay is a director, (ii) 7,031,755 shares of Common Stock held by the Monadnock Charitable Annuity Lead Trust dated May 31, 1996 (the “Monadnock Trust”), for which East Hill Management Company, LLC (“East Hill”) is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2006 (the “LTC Trust”), for which Mr. Thomas M. Clay is a trustee, and (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “CF Trust” and, together with the LTC Trust, the “Trusts”), for which Mr. Thomas M. Clay is a trustee and has a residual beneficial interest. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

(3)	Based on 313,742,277 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018, (ii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, and (iii) an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON Estate of Landon Thomas Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 108,499,796 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 108,499,796 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 108,499,796 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%(4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(4)	Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON Brian James
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 21,339,005 shares of Common Stock (5)
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 21,339,005 shares of Common Stock (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 21,339,005 shares of Common Stock (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(6)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(5)	Includes (i) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, and (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by the Monadnock Trust, Arctic Coast and the Trusts.

(6)	Based on 313,601,444 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018, and (ii) an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 10 Pages

This Amendment No. 30 to Schedule 13D (this “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Mr. Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Mr. Landon T. Clay and Mr. Thomas M. Clay, as amended by those certain Schedules 13D/A filed on April 16, 2010, June 16, 2010, February 10, 2011, April 12, 2011, October 14, 2011, and February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012 by Mr. Landon T. Clay, Mr. Thomas M. Clay and the LTC Trust, as amended by those certain Schedules 13D/A filed on July 16, 2012, October 26, 2012, February 21, 2013, March 27, 2013, May 2, 2013, July 30, 2013, July 31, 2013, December 10, 2013, March 26, 2014, June 18, 2014, July 25, 2014, January 15, 2015, and August 13, 2015, as amended by a Schedule 13D/A filed on December 31, 2015 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust and Mr. Brian James, as amended by a Schedule 13D/A filed on January 27, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James and the Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016 (the “2016-2 GRAT”), as amended by a Schedule 13D/A filed on August 4, 2016, as amended by a Schedule 13D/A filed on December 2, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James, the 2016-2 GRAT and Mr. Richard T. Clay, as amended by a Schedule 13D/A filed on February 3, 2017, as amended by a Schedule 13D/A filed on January 5, 2018 by Mr. Thomas M. Clay, the Estate, the LTC Trust, Mr. Brian James, and the 2016-2 GRAT, as amended by Schedule 13D/A filed on February 8, 2018, and as amended by Schedule 13D/A filed on March 8, 2018 by Mr. Thomas M. Clay, the Estate, the LTC Trust and Mr. Brian James (as amended, the “Schedule 13D”). This Amendment is being filed to update the beneficial holdings of each of the undersigned (i) following the transfer of shares of Common Stock that were received by the Estate as annuity payments from the 2016-2 GRAT in January 2018 and were transferred by the Estate pursuant to the terms of the Last Will of Landon T. Clay, which bequeaths to Mr. Landon T. Clay’s spouse any annuity payments the Estate is entitled to receive, and (ii) to reflect certain other changes in the facts set forth in this Schedule 13D. The Estate, Mr. Thomas M. Clay and Mr. Brian James are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock of Golden Queen. The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. IdentiTy and Background.

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)       This statement is being filed by the Estate, Mr. Thomas M. Clay and Mr. Brian James as Reporting Persons.

(b)        The business address for each Reporting Person is c/o East Hill Management Company, LLC, 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America.

(c)        Mr. Thomas M. Clay is a Vice President and the sole manager of East Hill, and Mr. Brian James is a Vice President of East Hill. Mr. Thomas M. Clay is also the Chairman and Chief Executive Officer of Golden Queen and the President of LTC Corporation. The address of East Hill is 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America, and the address of LTC Corporation is #610, 400 5th Avenue S.W., Calgary, Alberta, Canada.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)        None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 10 Pages

(f)        Each of Reporting Persons is either a citizen of, or domiciled in, the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended by adding the following paragraph after the last paragraph thereof:

The Estate was the sole stockholder of LTC Corporation following the death of Mr. Landon Thomas Clay in July 2017. Mr. Thomas M. Clay is the executor of the Estate and the president of LTC Corporation. On June 4, 2018, LTC Corporation distributed 248,082 shares of Common Stock, constituting all remaining shares of Common Stock held by LTC Corporation, to the Estate.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended by adding the following paragraphs after the last paragraph thereof:

On May 15, 2018, the Estate transferred 4,663 shares of Common Stock that were held in an individual retirement account in the name of Mr. Landon T. Clay to Mr. Landon T. Clay’s spouse.

On June 5, 2018, LTC Corporation distributed 248,082 shares of Common Stock, constituting all remaining shares of Common Stock held by LTC Corporation, to the Estate as its sole shareholder.

On July 23, 2018, the Estate transferred 10,163,295 shares of Common Stock that were received by the Estate as annuity payments from the 2016-2 GRAT in January 2018 to Mr. Landon T. Clay’s spouse, pursuant to the terms of the Last Will of Landon T. Clay, which bequeaths to Mr. Landon T. Clay’s spouse any annuity payments the Estate receives.

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)       According to the Company’s Form 10-Q for the quarter ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018, 300,101,444 shares of Common Stock were outstanding as of May 9, 2018.

The Estate may be deemed to own beneficially an aggregate of 108,499,796 shares of Common Stock, which constitute 36.2% of such class of securities.

Mr. Thomas M. Clay may be deemed to own beneficially an aggregate of 136,637,750 shares of Common Stock, which constitute 43.6% of such class of securities. This total includes (i) 6,658,116 shares of Common Stock held directly by Mr. Thomas M. Clay, (ii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, and (iii) 108,499,796 shares of Common Stock held by the Estate, for which Mr. Thomas M. Clay is the executor. Mr. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock held by the Estate. This total also includes (i) 807,250 shares of Common Stock held by Arctic Coast, for which Mr. Thomas M. Clay is a director, (ii) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which East Hill is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Thomas M. Clay is a trustee, and (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Thomas M. Clay is a trustee and has a residual beneficial interest. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 10 Pages

Mr. Brian James may be deemed to own beneficially an aggregate of 21,399,005 shares of Common Stock, which constitute 6.8% of such class of securities. This total includes (i) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, and (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by Arctic Coast, the Monadnock Trust and the Trusts.

(b)

(i)

(A)       The Estate has sole voting and dispositive power of 108,499,796 shares of Common Stock.

(B)       Mr. Thomas M. Clay has sole voting and dispositive power of 115,298,745 shares of Common Stock, including 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company.

(C)       Mr. Brian James has sole voting and dispositive power of 0 shares of Common Stock.

(ii)

(A)       The Estate may be deemed to share voting and dispositive power over 0 shares of Common Stock.

(B)       Mr. Thomas M. Clay may be deemed to share voting and dispositive power over 21,399,005 shares of Common Stock, including (i) 807,250 shares of Common Stock held by Arctic Coast, for which Mr. Thomas M. Clay is a director, (ii) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which East Hill is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Thomas M. Clay is a trustee, and (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Thomas M. Clay is a trustee and holds a residual beneficial interest. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

(C)       Mr. Brian James may be deemed to share voting and dispositive power over 21,399,005 shares of Common Stock, including (i) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, and (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by Arctic Coast, the Monadnock Trust and the Trusts.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 10 Pages

(c)       On June 5, 2018, LTC Corporation distributed 248,082 shares of Common Stock, constituting all remaining shares of Common Stock held by LTC Corporation, to the Estate as its sole shareholder. On July 23, 2018, the Estate transferred 10,163,295 shares of Common Stock that were received by the Estate as annuity payments from the 2016-2 GRAT in January 2018 to Mr. Landon T. Clay’s spouse, pursuant to the terms of the Last Will of Landon T. Clay, which bequeaths to Mr. Landon T. Clay’s spouse any annuity payments the Estate receives.

(d)       Inapplicable.

(e)       Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There have been no material changes to the information previously reported under Item 6 of the Schedule 13D with respect to the Reporting Persons.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

Exhibit 3	Transaction Agreement, dated June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4	Voting and Support Agreement, dated as of June 8, 2014.***

Exhibit 5	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 7	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 8	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 9	Joint Filing Agreement, dated as of December 18, 2015, among Landon T. Clay, Thomas M. Clay, Brian James and the Landon T. Clay 2009 Irrevocable Trust.****

Exhibit 10	Joint Filing Agreement, dated as of January 27, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.*****

Exhibit 11	Joint Filing Agreement, dated as of December 2, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, Richard T. Clay, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.******

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 10 Pages

Exhibit 12	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of November 21, 2016 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on November 25, 2016).

Exhibit 13	Joint Filing Agreement, dated as of January 5, 2018, among the Landon Thomas Clay Estate, Thomas M. Clay, Brian James, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.*******

Exhibit 14	Standby Guarantee Agreement, dated as of November 10, 2017, among Golden Queen Mining Co. Ltd., the Landon T. Clay 2009 Irrevocable Trust and The Masters 1, LLC.*******

Exhibit 15	Joint Filing Agreement, dated as of March 6, 2018, among the Landon Thomas Clay Estate, Thomas M. Clay, Brian James and the Landon T. Clay 2009 Irrevocable Trust.********

Exhibit 16	Joint Filing Agreement, dated as of July 26, 2018, among the Landon Thomas Clay Estate, Thomas M. Clay and Brian James (Filed herewith).

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

**Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

***Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

**** Included as an exhibit to the Schedule 13D/A filed on December 18, 2015.

***** Included as an exhibit to the Schedule 13D/A filed on January 27, 2016.

****** Included as an exhibit to the Schedule 13D/A filed on December 2, 2016.

******* Included as an exhibit to the Schedule 13D/A filed on January 5, 2018.

******** Included as an exhibit to the Schedule 13D/A filed on March 8, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2018	ESTATE OF LANDON THOMAS CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Executor

July 26, 2018	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

July 26, 2018	BRIAN JAMES

	By:	/s/ Brian James
Brian James